Exhibit 99.1

ANNUAL COMPLIANCE REPORT

The undersigned, being an officer of U.S. Bank Trust National Association, as trustee (the “Trustee”), with respect to CorTS Trust III For Sherwin-Williams Debentures, on whose behalf  Structured Products Corp. has prepared this annual report on Form 10-K for the fiscal year ended December 31, 2009 (the “Annual Report”), certifies as follows:

1.         The Trustee is the trustee under the trust agreement.

2.         Based on my knowledge, for the periods included in the year covered by the Annual Report, the Trustee has fulfilled its obligations, including any servicing obligations, under the trust agreement.

            /s/ Janet P. O'Hara

Name:   Janet P. O'Hara

Title:     Assistant Vice President

Date:     March 29, 2010